UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

TABLE OF CONTENTS

I.	EDP Release: CajAstur Notified Direct and Indirect Holding of 5.53% in EDP’s Share Capital

II.	EDP Release: PARPÚBLICA Notified Holding of 15.59% in EDP’s Share Capital

CAJASTUR NOTIFIED DIRECT AND INDIRECT HOLDING OF

5,53 % IN EDP’s SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP - Energias de Portugal, S.A. makes the following legal notice:

Caja de Ahorros de Asturias (“CajAstur”) notified EDP of the following:

1.      On December 16, 2004, as foreseen by the Decree law no. 218-A/2004 of October 25 (which approved the 5th privatization phase of EDP), the Resolution of the Council of Ministers no. 166/2004 of November 4 and also mentioned on the offering prospectus dated November 2004, CajAstur acquired 206,125,158 shares of EDP common stock;

2.      On December 21, 2004, CajAstur transferred part of the abovementioned shareholding (precisely 151,277,092 shares of EDP common stock) to Cantabrica de Inversiones de Cartera, S.L. (Sociedad Unipersonal) (“Cantabrica”), a company subject to spanish law. Cantabrica is an 100% owed subsidiary of CajAstur with headquarters in Oviedo, Calle Sanz Y Fores, 2-4°B which already held 125,000 shares of EDP common stock;

3.      On December 27,2004, Cantabrica reimbursed Banco BPI the amount of 4,000,000 shares of EDP common stock that had been loaned on December 8, 2004. Following this restitution, Cantabrica’s shareholding in EDP was reduced to 147,402,092 shares, representing 4.03% of EDP’s share capital.

EDP - Energias de Portugal, S.A.    Sociedade Aberta    Sede: Praca Marques de Pombal, 12    1250-162 Lisboa Portugal

Capital Social: € 3.656.5370.715    Matricula: 1805 da C.R.C. Lisboa    Pessoa Colectiva 500 697 256

As a result of the abovementioned transactions, CajAstur currently owns a total of 202,250,158 shares of EDP common stock (of which 54,848,066 are directly held and 147,402,092 are indirectly held through Cantabrica) corresponding to 5.53% of EDP’s share capital and 5.55% of the voting rights, of which, in accordance with EDP’s bylaws, only 5% can be exercised at the General Shareholders Meeting.

EDP – Energias de Portugal, S.A.

PARPÚBLICA NOTIFIED HOLDING OF 15.59%
IN EDP’s SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. makes the following legal notice:

PARPÚBICA – Participações Públicas (SGPS), S.A. (“PARPÚBLICA”) notified EDP of the following:

1.      On December 28, 2004, PARPÚBLICA acquired 184,206,402 unprivatised shares of EDP common stock, corresponding to 5.04% of EDP share capital and 5.06% of the voting rights;

2.      With this acquisition, PARPÚBLICA now holds 569,951,658 shares of EDP common stock, corresponding to 15.59% of EDP share capital, which includes 29,007,896 shares subscribed in EDP’s capital increase;

Considering that EDP owns 14,287,657 of treasury stock, PARPÚBLICA’s holding in EDP corresponds to 15.65% of total voting rights.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede: Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal

Capital Social: € 3.656.537.715     Matrícula: 1805 da C.R.C. Lisboa     Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 3, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer